FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2021

Commission File Number: 333-13792

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      ☒      Form 40-F      ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes      ☐       No      ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

MANAGEMENT DISCUSSION AND ANALYSIS

THIRD QUARTER 2021

CORPORATE PROFILE

Quebecor Media Inc., a wholly owned subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest telecommunications and media corporations. Unless the context otherwise requires, “Quebecor Media” or the “Corporation” refers to Quebecor Media Inc. and its subsidiaries. Quebecor Media operates in the following business segments: Telecommunications, Media, and Sports and Entertainment. Quebecor Media is pursuing a convergence strategy that captures synergies among its properties and leverages the value of content for the benefit of multiple distribution platforms.

The following Management Discussion and Analysis covers the Corporation’s main activities in the third quarter of 2021 and the major changes from the previous financial year. All amounts are stated in Canadian dollars (“CAN”) unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2020 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

The Corporation uses measures not standardized under International Financial Reporting Standards (“IFRS”), such as adjusted EBITDA, cash flows from operations and free cash flows from continuing operating activities, and key performance indicators, such as revenue-generating unit (“RGU”) and average billing per unit (“ABPU”). Definitions of the non-IFRS measures and the key performance indicators used by the Corporation are provided in the “Non-IFRS Measures” and “Key Performance Indicators” sections below.

COVID-19 pandemic

The COVID-19 pandemic has had a significant impact on the economic environment in Canada and around the world. In order to limit the spread of the virus, the Québec government has imposed a number of restrictions and special preventive measures since the beginning of this health crisis, including the suspension of some business activities. The Québec government has gradually implemented a new reopening plan since May 2021 and has imposed the use of a vaccination passport starting September 1, 2021 to be admitted to certain locations or to participate in certain non-essential activities. Since March 2020, this health crisis has curtailed the operations of many of Quebecor Media’s business partners and has led to a significant slowdown in some of the Corporation’s segments. Among other impacts, the restrictions and preventive measures imposed by the Québec government caused a reduction in volume at Videotron Ltd.’s (“Videotron”) retail outlets; a reduction in advertising revenues, a decrease in sports events broadcast by the TVA Sports specialty channel in 2020 and a reduction in film and audiovisual content activity in the Media segment; and the cancellation of most shows and events in the Sports and Entertainment segment. Despite the constraints created by this pandemic, Quebecor Media has provided essential telecommunications and news services during this health crisis, while safeguarding the health and safety of the public and its employees. Due to the decrease in their revenues, most of the business units in the Media segment and Sports and Entertainment segment have qualified for the Canadian Emergency Wage Subsidy and subsidies totalling $9.4 million were recorded in the first nine months of 2021 as a reduction in employee costs ($14.4 million in the third quarter of 2020 and $43.9 million in the first nine months of 2020).

The impact of the COVID-19 health crisis on the operating results of the Corporation’s business segments in the third quarter of 2021 is analyzed in greater detail in the “Segmented Analysis” section below. It is difficult at this stage to foresee all the consequences of this crisis, including the potential effects of another major wave. The public health crisis could have a material adverse impact on the growth of the Corporation’s operating results and cash flows in the short and medium terms. As a result, the growth recorded during the quarters preceding the health crisis may not be indicative of future growth.

1

Highlights

Third quarter 2021

Revenues: $1.15 billion, a $36.5 million (3.3%) increase.

Adjusted EBITDA: $520.3 million, up $4.7 million (0.9%) despite the $18.8 million unfavourable impact of recognition of a one-time item in the Telecommunications segment in the third quarter of 2020.

Net income attributable to shareholders: $168.0 million, a decrease of $2.4 million.

Cash flows from operations: $366.0 million, a $17.1 million (4.9%) increase.

Cash flows provided by continuing operating activities: $366.6 million, a $2.5 million (0.7%) increase.

Year to date

Revenues: $3.37 billion, a $199.5 million (6.3%) increase.

Adjusted EBITDA: $1.48 billion, a $47.7 million (3.3%) increase, despite the $12.6 million unfavourable impact of recognition of a one-time item in the Telecommunications segment during the first nine months of 2020.

Net income attributable to shareholders: $416.6 million, a decrease of $55.0 million.

Cash flows from operations: $1.01 billion, a $43.8 million (4.5%) increase.

Cash flows provided by continuing operating activities: $859.4 million, a $244.1 million (-22.1%) decrease.

2

Table 1

Consolidated summary of income, cash flows and balance sheet

(in millions of Canadian dollars, except number of shares)

	Three months ended Sept. 30		Nine months ended Sept. 30
	2021	2020	2021	2020

Income
Revenues:
Telecommunications	$939.5	$937.9	$2,781.9	$2,681.7
Media	190.6	157.2	563.6	464.7
Sports and Entertainment	49.1	48.5	113.8	109.2
Inter-segment	(31.0)	(31.9)	(88.8)	(84.6)
	$1,148.2	$1,111.7	$3,370.5	$3,171.0
Adjusted EBITDA (negative adjusted EBITDA):[1]
Telecommunications	$476.8	$483.6	$1,409.2	$1,382.7
Media	36.6	24.9	54.6	36.6
Sports and Entertainment	11.0	7.6	16.2	6.6
Head Office	(4.1)	(0.5)	(4.7)	1.7
	520.3	515.6	1,475.3	1,427.6
Depreciation and amortization	(194.6)	(196.0)	(586.9)	(590.3)
Financial expenses	(81.9)	(66.3)	(248.3)	(211.0)
Gain (loss) on valuation and translation of financial instruments	0.2	(0.8)	(0.4)	(0.5)
Restructuring of operations and other items	(12.4)	(18.9)	3.7	(33.1)
Loss on debt refinancing	–	–	(80.9)	–
Income taxes	(57.5)	(60.6)	(139.9)	(153.4)
Income from discontinued operations	–	–	–	33.8
Net income	$174.1	$173.0	$422.6	$473.1

1 See “Non-IFRS financial Measures.”

3

	Three months ended Sept. 30		Nine months ended Sept. 30
	2021	2020	2021	2020

Additions to property, plant and equipment and to intangible assets[2]
Telecommunications	$139.5	$157.7	$428.9	$431.5
Media	12.3	7.9	27.6	23.2
Sports and Entertainment	1.0	0.9	2.6	2.5
Head Office	1.5	0.2	2.6	0.6
	154.3	166.7	461.7	457.8
Cash flows
Cash flows from operations:[1]
Telecommunications	337.3	325.9	980.3	951.2
Media	24.3	17.0	27.0	13.4
Sports and Entertainment	10.0	6.7	13.6	4.1
Head Office	(5.6)	(0.7)	(7.3)	1.1
	366.0	348.9	1,013.6	969.8
Free cash flows from continuing operating activities[1]	212.1	193.7	382.5	598.0
Cash flows provided by continuing operating activities	366.6	364.1	859.4	1,103.5

			Sept. 30 2021	Dec. 31 2020
Balance sheet
Cash and cash equivalents			$481.3	$137.3
Working capital			433.7	(84.6)
Net assets related to derivative financial instruments			389.6	597.1
Total assets			10,512.6	9,843.9
Total debt (current and long-term)			6,211.9	5,727.6
Lease liabilities (current and long-term)			209.3	203.2
Equity attributable to shareholders			1,422.6	1,318.8
Equity			1,540.4	1,420.4
Number of common shares outstanding (in millions)			79.4	79.4

Telecommunications

•	The Telecommunications segment’s revenues grew by $1.6 million (0.2%) in the third quarter of 2021 and its adjusted EBITDA decreased by $6.8 million (-1.4%), reflecting the $18.8 million unfavourable impact of recognition of a one-time item in the third quarter of 2020.

•	Videotron significantly increased its revenues from Internet access services ($15.9 million or 5.6%) and mobile telephony ($13.4 million or 8.0%) in the third quarter of 2021.

•	There was a net increase of 25,600 RGUs (0.4%) in the third quarter of 2021, including 40,900 connections (2.7%) to the mobile telephony service and 22,500 subscriptions (1.2%) to Internet access services.

•	On September 9, 2021, Videotron and TVA Sports announced a partnership with the Lions de Trois-Rivières, the new ECHL hockey team. The new Trois-Rivières arena will be named the “Colisée Vidéotron” and TVA Sports will be the exclusive official broadcaster of the Lions de Trois-Rivières’ home games as they begin their first season.

1 See “Non-IFRS financial Measures.”

4

•	On August 17, 2021, Videotron launched Vrai, a new Québec subscription platform that will meet the strong demand for unscripted lifestyle, documentary and entertainment content. Vrai offers thousands of hours of all-French, on-demand content, including more than 40 first-run exclusive original Québec productions.

•	On July 29, 2021, Quebecor announced an investment of nearly $830.0 million in the acquisition by Videotron of 294 blocks of spectrum in the 3500 MHz band across the country. More than half of the investment is concentrated in four Canadian provinces outside Québec: Ontario, Manitoba, Alberta and British Columbia. Videotron made an initial deposit of $166.0 million in the third quarter of 2021 for the acquisition of these spectrum licences.

Media

•	The Media segment grew its revenues by $33.4 million (21.2%) and its adjusted EBITDA by $11.7 million (47.0%) in the third quarter of 2021.

•	On September 15, 2021, Quebecor unveiled the new QUB digital platform, which brings together all of its news and entertainment content in one place. Available on the Internet and via a mobile app, QUB is differentiated by its vast quantity of multisource, multiformat content, including text, music, video and audio, available live or on demand in a single, easy-to navigate environment that promotes content discoverability.

•	On July 16, 2021, TVA Group Inc. (“TVA Group”) announced that the studios of Canadian film and television industry leader MELS will be enlarged with the construction of MELS 4, with the support of the Government of Québec and the City of Montréal. The project will strengthen MELS’ position on the market for foreign blockbusters and series.

•	On April 14, 2021, France Lauzière decided to take time off from her professional duties for family reasons. Ms. Lauzière is now resigning from her position as President and Chief Executive Officer of TVA Group and Chief Content Officer of Quebecor Content, for the same reasons. Since joining the Corporation in 2001, she has helped strengthen TVA Group's dominant position as Québec's television leader. Ms. Lauzière remains available to work with the company on strategic projects and to contribute her expertise in content. Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor, will continue to serve as acting President of TVA Group and Chief Content Officer of Quebecor Content.

Sports and Entertainment

•	The Sports and Entertainment segment grew its revenues by $0.6 million (1.2%) and its adjusted EBITDA by $3,4 million (44.7%) in the third quarter of 2021.

•	On October 6, 2021, Event Management Gestev Inc., a subsidiary of the Sports and Entertainment Group, announced that it will be the new manager of the Cabaret du Casino de Montréal. It will operate the acoustically outstanding multipurpose venue and present unique programming to its thousands of visitors.

Investing and financing operations

•	On July 5, 2021, Quebecor Media completed the early redemption of the entirety of its 6.625% Senior Notes due January 15, 2023, in aggregate principal amount of $500.0 million, at a redemption price of 107.934% of their principal amount, in accordance with a notice issued on June 3, 2021.

•	On July 6, 2021, Videotron completed the early redemption of the entirety of its 5.000% Senior Notes due July 15, 2022, in aggregate principal amount of US$800.0 million, at a redemption price of 104.002% of their principal amount, in accordance with a notice issued on June 3, 2021. The related hedges in an asset position were also unwound.

5

ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS AND CASH FLOWS

2021/2020 third quarter comparison

Revenues: $1.15 billion, a $36.5 million (3.3%) increase.

•	Revenues increased in Telecommunications ($1.6 million or 0.2% of segment revenues), Media ($33.4 million or 21.2%), and Sports and Entertainment ($0.6 million or 1.2%).

Adjusted EBITDA: $520.3 million, a $4.7 million (0.9%) increase.

•	Adjusted EBITDA increased in Media ($11.7 million or 47.0% of segment adjusted EBITDA) and Sports and Entertainment ($3.4 million or 44.7%).

•	Adjusted EBITDA decreased in the Telecommunications segment ($6.8 million or -1.4%), reflecting the $18.8 million unfavourable impact of the recognition of a one-time item in the third quarter of 2020 and at Head Office ($3.6 million).

•	The change in the fair value of Quebecor and Quebecor Media stock options and in the value of Quebecor stock-price-based share units resulted in a $4.8 million favourable variance in the Corporation’s stock-based compensation charge in the third quarter of 2021 compared with the same period of 2020.

Net income attributable to shareholders: $168.0 million in the third quarter of 2021, compared with $170.4 million in the same period of 2020, a decrease of $2.4 million.

•	The main unfavourable variances were:

o	$15.6 million increase in financial expenses.

•	The main favourable variances were:

o	$6.5 million decrease in the charge for restructuring of operations and other items;

o	$4.7 million increase in adjusted EBITDA.

Cash flows from operations: $366.0 million, a $17.1 million (4.9%) increase due to the $12.4 million decrease in additions to property, plant and equipment and to intangible assets, and the $4.7 million increase in adjusted EBITDA.

Cash flows provided by continuing operating activities: $366.6 million, a $2.5 million (0.7%) increase.

Depreciation and amortization charge: $194.6 million in the third quarter of 2021, a $1.4 million decrease.

Financial expenses: $81.9 million in the third quarter of 2021, a $15.6 million increase caused mainly by the interest revenues from Quebecor under loan agreements generated in the third quarter of 2020, by higher average indebtedness and by an unfavourable variance in losses and gains on foreign currency translation of short-term monetary items, partially offset by the impact of the lower average interest rate on the long-term debt.

Gain on valuation and translation of financial instruments: $0.2 million in the third quarter of 2021 compared with a $0.8 million loss in the same period of 2020, a $1.0 million favourable variance.

Charge for restructuring of operations and other items: $12.4 million in the third quarter of 2021, an $6.5 million decrease.

•	A $12.4 million charge was recognized during the third quarter of 2021 in connection with cost-reduction measures in the Corporation’s various segments ($11.8 million in the third quarter of 2020). In addition, a $7.3 million charge for impairment of assets was recognized in the third quarter of 2020 in connection with various restructuring initiatives. A $0.2 million gain on other items was also recognized in the third quarter of 2020.

Income tax expense: $57.5 million in the third quarter of 2021 (effective tax rate of 26.8%), compared with $60.6 million in the same period of 2020 (effective tax rate of 25.9%), a $3.1 million favourable variance. The effective tax rate is calculated considering only taxable and deductible items.

6

2021/2020 year-to-date comparison

Revenues: $3.37 billion, a $199.5 million (6.3%) increase.

•	Revenues increased in Telecommunications ($100.2 million or 3.7% of segment revenues), Media ($98.9 million or 21.3%), and Sports and Entertainment ($4.6 million or 4.2%).

Adjusted EBITDA: $1.48 billion, a $47.7 million (3.3%) increase.

•	Adjusted EBITDA increased in Telecommunications ($26.5 million or 1.9% of segment adjusted EBITDA), despite the $12.6 million unfavourable impact of the recognition of a one-time item in the third quarter of 2020, Media ($18.0 million or 49.2%) and Sports and Entertainment ($9.6 million).

•	There was a decrease at Head Office ($6.4 million) due, among other things, to a budget variance in intersegment charges.

•	The change in the fair value of Quebecor and Quebecor Media stock options and in the value of Quebecor stock-price-based share units resulted in a $2.6 million favourable variance in the Corporation’s stock-based compensation charge in the first nine months of 2021 compared with the same period of 2020.

Net income attributable to shareholders: $416.6 million in the first nine months of 2021, compared with $471.6 million in the same period of 2020, a decrease of $55.0 million.

•	The main unfavourable variances were:

o	$80.9 million unfavourable variance related to debt refinancing;

o	$37.3 million increase in financial expenses;

o	$33.8 million decrease in income from discontinued operations.

•	The main favourable variances were:

o	$47.7 million increase in adjusted EBITDA;

o	$36.8 million favourable variance in restructuring of operations and other items;

o	$13.5 million decrease in the income tax expense.

Cash flows from operations: $1.01 billion, a $43.8 million (4.5%) increase due to the $47.7 million increase in adjusted EBITDA, partially offset by a $3.9 million increase in additions to property, plant and equipment and to intangible assets.

Cash flows provided by continuing operating activities: $859.4 million, a $244.1 million decrease, due primarily to the unfavourable net change in non-cash balances related to operating activities and the increase in the cash portion of financial expenses, partially offset by the increase in adjusted EBITDA.

Depreciation and amortization charge: $586.9 million in the first nine months of 2021, a $3.4 million decrease.

Financial expenses: $248.3 million, a $37.3 million increase caused mainly by the interest revenues from Quebecor under loan agreements generated in the first nine months of 2020 and higher average indebtedness, partially offset by the impact of the lower average interest rate on long-term debt.

Loss on valuation and translation of financial instruments: $0.4 million in the first nine months of 2021 compared with $0.5 million in the same period of 2020.

Gain on restructuring of operations and other items: $3.7 million in the first nine months of 2021, compared with a $33.1 million charge in the same period of 2020, a $36.8 million favourable variance.

•	On April 1, 2021, Alithya Group Inc. acquired R3D Conseil inc., of which Quebecor Media was one of the main shareholders. The corresponding gain on disposal of $19.6 million was recognized in the first nine months of 2021.

•	A $17.8 million charge was also recognized in the first nine months of 2021 in connection with cost-reduction initiatives in the Corporation’s various segments ($26.2 million in the first nine months of 2020). In addition, a $2.7 million gain on other items was recognized in the first nine months of 2021 ($0.4 million in the first nine months of 2020). A $0.8 million charge for impairment of assets was also recognized in the first nine months of 2021 in connection with various restructuring initiatives ($7.3 million in the first nine months of 2020).

7

Loss on debt refinancing: $80.9 million in the first nine months of 2021.

•	On June 3, 2021, Quebecor Media issued a redemption notice for its Senior Notes in aggregate principal amount of $500.0 million, bearing interest at 6.625% and due January 15, 2023, at a redemption price of 107.934% of their principal amount. Videotron also issued a redemption notice for its Senior Notes in aggregate principal amount of US$800.0 million, bearing interest at 5.000% and due July 15, 2022, at a redemption price of 104.002% of their principal amount. As a result, a net loss of $80.9 million was recorded in the consolidated statement of income in the first nine months of 2021.

Income tax expense: $139.9 million in the first nine months of 2021 (effective tax rate of 26.1%), compared with $153.4 million in the same period of 2020 (effective tax rate of 25.9%), a $13.5 million favourable variance caused mainly by the impact of the decrease in taxable income. The effective tax rate is calculated considering only taxable and deductible items.

8

SEGMENTED ANALYSIS

Telecommunications

Third quarter 2021 operating results

Revenues: $939.5 million in the third quarter of 2021, a $1.6 million (0.2%) increase.

•	Revenues from mobile telephony services increased $13.4 million (8.0%) to $181.8 million, due primarily to an increase in the number of subscriber connections and higher average per-connection revenue.

•	Revenues from Internet access services increased $15.9 million (5.6%) to $301.4 million, due mainly to an increase in average per-subscriber revenues and subscriber base growth.

•	Revenues from television services decreased $14.9 million (-6.7%) to $207.8 million, due mainly to a decrease in the subscriber base and a decrease in average per-subscriber revenues.

•	Revenues from wireline telephony services decreased $6.0 million (-7.0%) to $79.4 million, mainly because of the impact of the net decrease in subscriber connections, partially offset by higher average per-connection revenues.

•	Revenues from mobile equipment sales to customers decreased $8.2 million (-10.2%) to $72.0 million, mainly because of the decrease in the number of mobile devices sold, partially offset by price increases.

•	Revenues from wireline equipment sales to customers increased $1.0 million (2.0%) to $51.3 million.

Total ABPU: Videotron’s total ABPU was $50.55 in the third quarter of 2021 compared with $49.94 in the same period of 2020, a $0.61 (1.2%) increase. Mobile ABPU was $50.15 in the third quarter of 2021, compared with $50.98 in the same period of 2020, a $0.83 (-1.6%) decrease.

Customer statistics

RGUs – The total number of RGUs was 6,146,600 at September 30, 2021, an increase of 25,600 from the end of the second quarter of 2021 (compared with an increase of 4,700 in the same period of 2020), and a 12-month increase of 41,700 (0.7%) (Table 2).

Mobile telephony – The number of subscriber connections to the mobile telephony service stood at 1,571,300 at September 30, 2021, an increase of 40,900 (2.7%) from the end of the second quarter of 2021 (compared with an increase of 47,700 in the same period of 2020), and a 12-month increase of 118,700 (8.2%) (Table 2).

Internet access – The number of subscribers to the Internet access service stood at 1,832,700 at September 30, 2021, an increase of 22,500 (1.2%) from the end of the second quarter of 2021 (compared with an increase of 20,500 in the same period of 2020), and a 12-month increase of 62,900 (3.6%) (Table 2).

Television – The number of subscribers to television services stood at 1,428,000 at September 30, 2021, a decrease of 13,400 (-0.9%) since the end of the second quarter of 2021 (compared with a decrease of 15,500 in the same period of 2020), and a 12-month decrease of 53,800 (-3.6%) (Table 2).

Wireline telephony – The number of subscriber connections to the wireline telephony service stood at 847,400 at September 30, 2021, a decrease of 25,000 (-2.9%) from the end of the second quarter of 2021 (compared with a decrease of 28,700 in the same period of 2020), and a 12-month decrease of 100,400 (-10.6%) (Table 2).

OTT – The number of subscribers to the over-the-top video services (“OTT”) stood at 467,200 at September 30, 2021, an increase of 600 from the end of the second quarter of 2021 (compared with a decrease of 19,300 in the same period of 2020), and a 12-month increase of 14,300 (3.2%) (Table 2).

9

Table 2

Telecommunications segment quarter-end RGUs for the last eight quarters

(in thousands of units)

	Sept. 2021	June 2021	Mar. 2021	Dec. 2020	Sept. 2020	June 2020	Mar. 2020	Dec. 2019

Mobile telephony	1,571.3	1,530.4	1,503.2	1,481.1	1,452.6	1,404.9	1,369.8	1,330.5
Internet	1,832.7	1,810.2	1,804.9	1,796.8	1,769.8	1,749.3	1,733.4	1,727.3
Television	1,428.0	1,441.4	1,457.5	1,475.6	1,481.8	1,497.3	1,512.1	1,531.8
Wireline telephony	847.4	872.4	897.7	924.7	947.8	976.5	998.2	1,027.3
OTT	467.2	466.6	477.9	469.7	452.9	472.2	471.7	459.3
Total	6,146.6	6,121.0	6,141.2	6,147.9	6,104.9	6,100.2	6,085.2	6,076.2

Adjusted EBITDA: $476.8 million, a $6.8 million (-1.4%) decrease due primarily to:

•	$18.8 million unfavourable variance related to the recognition of a one-time item in the third quarter of 2020.

Partially offset by:

•	decreases in operating expenses, including administrative costs.

Cost/revenue ratio: Employee costs and purchases of goods and services for all Telecommunications segment operations, expressed as a percentage of revenues, were 49.2% in the third quarter of 2021 compared with 48.4% in the same period of 2020, mainly reflecting the impact of recognition of a one-time item in the third quarter of 2020.

Cash flows from operations: $337.3 million in the third quarter of 2021 compared with $325.9 million in the same period of 2020 (Table 9). The $11.4 million increase was due to a $12.2 million decrease in additions to property, plant and equipment and a $6.0 million decrease in additions to intangible assets, partially offset by a $6.8 million decrease in adjusted EBITDA.

Year-to-date operating results

Revenues: $2.78 billion, a $100.2 million (3.7%) increase, essentially due to the same factors as those noted above in the discussion of third quarter 2021 results.

•	Revenues from mobile telephony service increased $38.8 million (7.9%) to $527.1 million.

•	Revenues from Internet access services increased $60.7 million (7.2%) to $899.8 million.

•	Revenues from television services decreased $51.3 million (-7.5%) to $632.3 million.

•	Revenues from wireline telephony service decreased $14.3 million (-5.6%) to $240.8 million.

•	Revenues from mobile equipment sales to customers increased $15.7 million (8.7%) to $195.5 million, partly as a result of higher volume and prices.

•	Revenues from wireline equipment sales to customers increased $47.5 million (47.2%) to $148.2 million, due in part to increased equipment sales related to the Helix platform.

•	Other revenues increased $3.1 million (2.3%) to $138.2 million.

ABPU: Videotron’s total ABPU was $50.39 in the first nine months of 2021, compared with $49.85 in the same period of 2020, a $0.54 (1.1%) increase. Mobile ABPU was $50.13 in the first nine months of 2021, compared with $50.96 in the same period of 2020, an $0.83 (-1.6%) decrease due in part to a decrease in overage and roaming revenues due to the COVID-19 public-health crisis and the popularity of Bring Your Own Device plans.

10

Customer statistics

RGUs – 1,300 unit decrease in the first nine months of 2021 compared with an increase of 28,700 in the same period of 2020.

Mobile telephony – 90,200 (6.1%) subscriber-connection increase in the first nine months of 2021 compared with an increase of 122,100 in the same period of 2020.

Internet access – 35,900 (2.0%) customer increase in the first nine months of 2021 compared with an increase of 42,500 in the same period of 2020.

Television – 47,600 (-3.2%) decrease in the first nine months of 2021 compared with a decrease of 50,000 in the same period of 2020.

Wireline telephony service – 77,300 (-8.4%) subscriber-connection decrease in the first nine months of 2021 compared with a decrease of 79,500 in the same period of 2020.

OTT – 2,500 (-0.5%) subscriber decrease in the first nine months of 2021 compared with a decrease of 6,400 in the same period of 2020.

Adjusted EBITDA: $1.41 billion, a $26.5 million (1.9%) increase due primarily to:

•	impact of the revenue increase, net of the cost of equipment sold.

Partially offset by:

•	increases in some operating expenses, including engineering and customer service and technical quality expenses;

•	$12.6 million unfavourable variance related to the recognition of a one-time item in the first nine months of 2020.

Cost/revenue ratio: Employee costs and purchases of goods and services for all Telecommunications segment operations, expressed as a percentage of revenues, were 49.3% in the first nine months of 2021 compared with 48.4% in the same period of 2020, due essentially to the factor noted above in the discussion of the third quarter 2021 results.

Cash flows from operations: $980.3 million in the first nine months of 2021 compared with $951.2 million in the same period of 2020 (Table 9). The $29.1 million increase was due to the $26.5 million increase in adjusted EBITDA and a $20.9 million decrease in additions to intangible assets, including decreased investment in IT systems, partially offset by an $18.3 million increase in additions to property, plant and equipment, including increased investment in the LTE-A network.

Media

Third quarter 2021 operating results

Revenues: $190.6 million in the third quarter of 2021, a $33.4 million (21.2%) increase.

•	Other revenues increased by $22.5 million (55.7%), mainly because of higher revenues from film production and audiovisual services, the TVA Network, and production and distribution.

•	Advertising revenues increased by $9.0 million (13.5%), mainly because of higher advertising revenues at TVA Network and Quebecor Out of Home.

•	Subscription revenues increased by $1.9 million (3.8%), mainly because of higher subscription revenues at the specialty channels.

Adjusted EBITDA: $36.6 million in the third quarter of 2021, an $11.7 million (47.0%) increase due primarily to:

•	impact of the revenue increase.

Partially offset by:

•	higher labour costs, essentially as a result of increased volume and the impact of the ending of the segment’s eligibility for the government measures introduced to deal with the COVID-19 pandemic.

Cost/revenue ratio: Employee costs and purchases of goods and services for all Media segment operations, expressed as a percentage of revenues, were 80.8% in the third quarter of 2021 compared with 84.2% in the same period of 2020, mainly due to the fixed component of costs, which does not fluctuate in proportion to revenue growth.

11

Cash flows from operations: $24.3 million in the third quarter of 2021 compared with $17.0 million in the same period of 2020 (Table 9). The $7.3 million favourable variance was due to the $11.7 million increase in adjusted EBITDA, partially offset by a $4.4 million increase in additions to property, plant and equipment and to intangible assets.

Year-to-date operating results

Revenues: $563.6 million in the first nine months of 2021, a $98.9 million (21.3%) increase.

•	Advertising revenues increased by $51.6 million (26.0%), mainly because of higher advertising revenues at TVA Network and the specialty channels, and higher digital revenues.

•	Other revenues increased by $44.9 million (38.6%), mainly because of higher revenues from film production and audiovisual services and from the TVA Network, and increased volume at Communications Qolab inc.

•	Subscription revenues increased by $2.4 million (1.6%).

Adjusted EBITDA: $54.6 million in the first nine months of 2021, an $18.0 million (49.2%) increase due essentially to:

•	impact of the revenue increase.

Partially offset by:

•	higher broadcast content costs, mainly because of the resumption of play in the National Hockey League in 2021 and the recovery in television activity in general;

•	higher labour costs, essentially as a result of increased volume and the impact of the ending of the segment’s eligibility for the government measures introduced to deal with the COVID-19 pandemic.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 90.3% in the first nine months of 2021, compared with 92.1% in the same period of 2020. The decrease was essentially due to the same factors as those noted above in the discussion of third quarter 2021 results.

Cash flows from operations: $27.0 million in the first nine months of 2021 compared with $13.4 million in the same period of 2020 (Table 9). The $13.6 million increase was due to the $18.0 million increase in adjusted EBITDA, partially offset by a $4.4 million increase in additions to property, plant and equipment and to intangible assets.

Sports and Entertainment

Third quarter 2021 operating results

Revenues: $49.1 million in the third quarter of 2021, a $0.6 million (1.2%) increase due primarily to higher revenues from book distribution, educational publishing and hockey activities, partially offset by lower revenues from music, essentially because of the discontinuation of physical distribution operations.

Adjusted EBITDA: $11.0 million in the third quarter of 2021, a $3.4 million (44.7%) increase due primarily to the impact of the increase in revenues from hockey activities and educational publishing.

Cash flows from operations: $10.0 million in the third quarter of 2021 compared with $6.7 million in the same period of 2020 (Table 9). The $3.3 million favourable variance was essentially due to the $3.4 million favourable variance in adjusted EBITDA.

Year-to-date operating results

Revenues: $113.8 million in the first nine months of 2021, a $4.6 million (4.2%) increase due primarily to higher revenues from book distribution and publishing, including educational publishing, and from hockey activities, partially offset by a decrease in revenues from music, mainly because of the discontinuation of physical distribution operations and lower concert revenues.

Adjusted EBITDA: $16.2 million in the first nine months of 2021, a $9.6 million favourable variance due primarily to the impact of the revenue increase.

Cash flows from operations: $13.6 million in the first nine months of 2021 compared with $4.1 million in the same period of 2020 (Table 9). The $9.5 million favourable variance was essentially due to the $9.6 million increase in adjusted EBITDA.

12

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of the Corporation’s sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating activities

Third quarter 2021

Cash flows provided by continuing operating activities: $366.6 million in the third quarter of 2021 compared with $364.1 million in the same period of 2020.

The $2.5 million increase was primarily due to:

•	$16.4 million favourable net change in non-cash balances related to operating activities, due primarily to favourable variances in contract assets, accounts payable, accrued charges and provisions and income tax payable, partially offset by an unfavourable variance in inventory and accounts receivable;

•	$4.7 million increase in adjusted EBITDA.

Partially offset by:

•	$15.8 million increase in the cash portion of financial expenses;

•	$2.7 million increase in current income taxes.

Year to date

Cash flows provided by continuing operating activities: $859.4 million in the first nine months of 2021 compared with $1.10 billion in the same period of 2020.

The $244.1 million decrease was mainly due to:

•	$255.6 million unfavourable net change in non-cash balances related to operating activities, due primarily to unfavourable variances in inventory, income tax payable and accounts receivable, partially offset by the favourable variance in contract assets;

•	$37.1 million increase in the cash portion of financial expenses;

•	$10.2 million increase in current income taxes.

Partially offset by:

•	$47.7 million increase in adjusted EBITDA;

•	$11.7 million favourable variance in the cash portion of restructuring of operations and other items.

The unfavourable net change in non-cash items related to operating activities had an unfavourable impact on cash flows provided by continuing operating activities in the first nine months of 2021 compared with the same period of 2020, while the increased profitability of all of the Corporation’s segments had a favourable impact.

Working capital: $433.7 million at September 30, 2021 compared with negative $84.6 million at December 31, 2020. The $518.3 million favourable variance was due primarily to an increase in cash and cash equivalents, as well as favourable variances in accounts receivable and inventory.

Investing activities

Third quarter 2021

Cash flows used for additions to property, plant and equipment: $120.2 million in the third quarter of 2021 compared with $137.5 million in the same period of 2020. The $17.3 million decrease mainly reflects decreased investment in the Telecommunications segment and an $8.5 million favourable net change in current non-cash items.

Cash flows used for additions to intangible assets: $203.4 million in the third quarter of 2021 compared with $34.3 million in the same period of 2020. The $169.1 million increase reflects in large part the $166.0 million deposit paid on Videotron’s acquisition of spectrum licences in the 3500 MHz band.

13

Proceeds from disposal of assets: $3.1 million in the third quarter of 2021 compared with $1.4 million in the same period of 2020.

Business disposals: $0.8 million in the third quarter of 2021 compared with nil in the same period of 2020.

Loans to the parent corporation: $99.0 million in the third quarter of 2020.

•	During the third quarter of 2020, Quebecor made drawdowns of $87.0 million on the June 19, 2020 loan agreement and a drawdown of $12.0 million on the September 18, 2020 loan agreement with Quebecor Media.

Year to date

Cash flows used for additions to property, plant and equipment: $336.5 million in the first nine months of 2021 compared with $324.0 million in the same period of 2020. The $12.5 million increase mainly reflects increased investment in the LTE-A network in the Telecommunications segment, partially offset by a $9.8 million favourable net change in current non-cash items.

Cash flows used for additions to intangible assets: $312.6 million in the first nine months of 2021 compared with $185.1 million in the same period of 2020. The $127.5 million increase mainly reflects the $166.0 million deposit paid on Videotron’s acquisition of spectrum licences in the 3500 MHz band, partially offset by a $20.1 million favourable net variance in current non-cash items and decreased investment in IT systems, mainly in the Telecommunications segment.

Proceeds from disposal of assets: $6.2 million in the first nine months of 2021 compared with $3.6 million in the same period of 2020.

Net business acquisitions: $21.0 million in the first nine months of 2021 compared with $10.8 million in the same period of 2020.

Loans to the parent corporation: $285.0 million for the first nine months of 2020.

•	During the first nine months of 2020, Quebecor made drawdowns of $123.0 million on its September 13, 2019 loan agreement, drawdowns of $150 million on the June 19, 2020 loan agreement and a drawdown of $12.0 million on the September 18, 2020 loan agreement with Quebecor Media.

Free cash flows from continuing operating activities

Third quarter 2021

Free cash flows from continuing operating activities: $212.1 million in the third quarter of 2021 compared with $193.7 million in the same period of 2020 (Table 10). The $18.4 million increase was due mainly to a $17.3 million decrease in cash flows used for additions to property, plant and equipment.

Year to date

Free cash flows from continuing operating activities: $382.5 million in the first nine months of 2021 compared with $598.0 million in the same period of 2020 (Table 10).

The $215.5 million decrease was mainly due to:

•	$244.1 million decrease in cash flows provided by continuing operating activities;

•	$12.5 million increase in cash flows used for additions to property, plant and equipment.

Partially offset by:

•	$38.5 million decrease in cash flows used for additions to intangible assets, excluding the deposits on the spectrum licences.

14

Financing activities

Consolidated debt (long-term debt plus bank indebtedness): $488.2 million increase in the first nine months of 2021. $207.5 million unfavourable net variance in assets and liabilities related to derivative financial instruments.

•	Additions to debt in the first nine months of 2021 essentially consisted of:

o	issuance on January 22, 2021 by Videotron of $650.0 million aggregate principal amount of 3.125% Senior Notes maturing on January 15, 2031 for net proceeds of $644.0 million, net of financing costs of $6.0 million;

o	issuance on June 17, 2021 by Videotron of $750.0 million aggregate principal amount of 3.625% Senior Notes maturing on June 15, 2028, for net proceeds of $743.2 million, net of financing costs of $6.8 million. Videotron also issued US$500.0 million aggregate principal amount of 3.625% Senior Notes maturing on June 15, 2029, for net proceeds of $599.6 million, net of financing costs of $5.8 million.

•	Debt reductions in the first nine months of 2021 essentially consisted of:

o	early redemption by Videotron on July 6, 2021 of the entirety of its 5.000% Senior Notes due July 15, 2022, in aggregate principal amount of US$800.0 million, at a redemption price of 104.002% of their principal amount, in accordance with a notice issued on June 3, 2021;

o	early redemption by Quebecor Media on July 5, 2021 of the entirety of its 6.625% Senior Notes due January 15, 2023, in aggregate principal amount of $500.0 million, at a redemption price of 107.934% of their principal amount, in accordance with a notice issued on June 3, 2021;

o	$29.1 million favourable impact of exchange rate fluctuations. The consolidated debt reduction attributable to this item was offset by the decrease in the asset (or increase in the liability) related to derivative financial instruments.

•	Assets and liabilities related to derivative financial instruments totalled a net asset of $597.1 million at December 31, 2020 compared with $389.6 million at September 30, 2021. The $207.5 million unfavourable net variance was mainly due to:

o	unwinding of Videotron’s hedges in an asset position in connection with the early redemption on July 6, 2021 of its 5.000% Senior Notes in aggregate principal amount of US$800.0 million;

o	unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments.

•	On February 11, 2021, TVA Group amended its $75.0 million secured revolving credit facility to extend its term from February 2021 to February 2022 and amend certain terms and conditions.

Financial Position

Net available liquidity: $2.28 billion at September 30, 2021 for Quebecor Media and its wholly owned subsidiaries, consisting of $1.80 billion in available unused revolving credit facilities and $475.6 million in cash and cash equivalents.

Consolidated debt (long-term debt plus bank indebtedness): $6.22 billion at September 30, 2021, a $488.2 million increase compared with December 31, 2020; $207.5 million unfavourable net variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•	Consolidated debt essentially consisted of Videotron’s $5.10 billion debt ($4.11 billion at December 31, 2020); TVA Group’s $39.3 million debt ($28.8 million at December 31, 2020); and Quebecor Media’s $1.07 billion debt ($1.59 billion at December 31, 2020).

15

As at September 30, 2021, minimum principal payments on long-term debt in the coming years are as follows:

Table 3

Minimum principal payments on Quebecor Media’s long-term debt

12-month periods ended September 30

(in millions of Canadian dollars)

2022	$33.8
2023	1,075.4
2024	760.8
2025	400.0
2026	375.0
2027 and thereafter	3,594.8
Total	$6,239.8

From time to time, Quebecor Media may (but is under no obligation to) seek to retire or purchase its outstanding securities, including Senior Notes, in open market purchases, privately negotiated transactions, or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

The weighted average term of Quebecor Media’s consolidated debt was approximately 5.6 years as of September 30, 2021 (4.3 years as of December 31, 2020). After taking into account hedging instruments, the debt consisted of approximately 96.5% fixed-rate debt (96.1% at December 31, 2020) and 3.5% floating-rate debt (3.9% at December 31, 2020).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, income tax payments, debt and lease repayments, pension plan contributions, share repurchases and dividends or distributions to shareholders in the future. The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. At September 30, 2021, the Corporation was in compliance with all required financial ratios.

Dividends declared and paid

On September 14, 2021, the Board of Directors of Quebecor Media declared a dividend in the amount of $175.0 million, which was paid to shareholders the same day.

Participation in 3500 MHz spectrum auction

On July 29, 2021, Quebecor announced an investment of nearly $830.0 million in the acquisition by Videotron of 294 blocks of spectrum in the 3500 MHz band across the country. More than half of the investment is concentrated in four Canadian provinces outside Québec: southern and eastern Ontario, Manitoba, Alberta and British Columbia. Quebecor now holds 175 blocks of spectrum in the 3500 MHz band (with an average size of 32 MHz) in four Canadian provinces outside Québec and plans to roll out its mobile telephony service to certain rural and urban areas in the rest of Canada. Videotron made an initial deposit of $166.0 million in the third quarter of 2021 for the acquisition of these spectrum licences. Innovation, Science and Economic Development Canada (“ISED”) had initially set October 4, 2021 as the date for payment of the balance. However, delivery of the licenses has been postponed to give ISED time to conduct technical consultations with respect to the 3500 MHz band. ISED has not yet determined the date on whish the spectrum licences will be issued and delivered, as well as the date the final payment of $664.0 million will become due. In late August 2021, two competitors launched legal proceedings in Federal Court contesting the awarding of 3500 MHz licences in Western Canada to Videotron. These cases are currently before the Federal Court. On October 22, 2021, the Federal Court dismissed an application for an interlocutory injunction filed by one of these competitors to halt the granting of spectrum licences in Western Canada.

16

Analysis of consolidated balance sheet

Table 4

Consolidated balance sheet of Quebecor Media

Analysis of main differences between September 30, 2021 and December 31, 2020

(in millions of Canadian dollars)

	Sept. 30, 2021[1]	Dec. 31, 2020	Difference	Main reasons for difference

Assets

Cash and cash equivalents	$ 481.3	$ 137.3	$ 344.0	Cash flows provided by operating activities and financing activities
Accounts receivable	700.6	563.4	137.2	Impact of current variances in activities and current portion of government credits receivable for major capital projects
Inventories	312.9	250.7	62.2	Impact of current variances in activity
Property, plant and equipment	3,059.1	3,153.0	(93.9)	Depreciation for the period less additions to property, plant and equipment
Intangible assets	1,643.8	1,466.7	177.1	Deposit on acquisition of 294 blocks of spectrum in the 3500 MHz band, additions to intangible assets and business acquisitions, less amortization for the period
Derivative financial instruments[2]	389.6	597.1	(207.5)	See “Financing activities”

Other assets	485.2	432.1	53.1	Impact of current variances in operating and investing activities, including variances in current portion of government credits receivable for major capital projects
Liabilities

Income taxes[3]	31.6	66.0	(34.4)	Current disbursements less current income taxes for the period
Long-term debt, including short-term portion and bank indebtedness	6,217.5	5,729.3	488.2	See “Financing activities”
Other liabilities	246.6	392.7	(146.1)	Gain on remeasurement of defined benefit plans less upward adjustment of liabilities related to dismantling of assets

[1]	The “restricted cash” and “deferred subsidies” line items are combined for purposes of the analysis.

[2]	Long-term assets less long-term liabilities.

[3]	Current liabilities less current assets.

17

ADDITIONAL INFORMATION

Contractual obligations

At September 30, 2021, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt and lease liabilities; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 5 below shows a summary of these contractual obligations.

Table 5

Contractual obligations of Quebecor Media as of September 30, 2021

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more

Long-term debt[1]	$6,239.8	$33.8	$1,836.2	$775.0	$3,594.8
Interest payments on long-term debt[2]	1,419.7	193.3	484.9	348.5	393.0
Lease liabilities	209.3	39.4	68.1	38.7	63.1
Interest payments on lease liabilities	52.2	9.3	13.8	8.9	20.2
Additions to property, plant and equipment and other commitments	1,525.5	327.6	443.3	343.1	411.5
Derivative financial instruments[3]	(325.5)	1.6	(342.1)	−	15.0
Total contractual obligations	$9,121.0	$605.0	$2,504.2	$1,514.2	$4,497.6

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of September 30, 2021.

[3]	Estimated future receipts, net of future disbursements, related to foreign exchange hedging on the principal of U.S.-dollar-denominated debt using derivative financial instruments.

Related party transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the third quarter of 2021, the Corporation made sales to affiliated companies in the amount of $2.3 million ($1.0 million in the same period of 2020) and recorded no interest revenue on loans ($12.2 million in the same period of 2020) to the parent corporation. The Corporation also made no purchases from affiliated companies in the third quarter of 2021 ($2.4 million in the same period of 2020), which are included in “Purchase of goods and services,” and recorded $0.5 million in interest expense on leases with the parent corporation ($0.5 million in the same period of 2020). These transactions were accounted for at the consideration agreed between the parties.

During the first nine months of 2021, the Corporation made sales to affiliated companies in the amount of $5.0 million ($2.7 million in the same period of 2020) and recorded no interest revenue on loans ($32.8 million in the same period of 2020) to the parent corporation. The Corporation also made purchases from affiliated companies in the amount of $3.9 million ($8.1 million in the same period of 2020), which are included in “Purchase of goods and services,” and recorded $1.5 million in interest expense on leases with the parent corporation ($1.7 million in the same period of 2020). These transactions were accounted for at the consideration agreed between the parties.

As of September 30, 2021, the advance from the parent corporation amounted to $54.0 million ($16.9 million as of December 31, 2020) and the lease liability with the parent corporation amounted to $27.7 million ($29.8 million as of December 31, 2020).

18

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation.

During the third quarter of 2021, the Corporation received an amount of $0.6 million, which is included as a reduction in employee costs ($0.6 million in the same period of 2020), and incurred management fees of $0.6 million ($0.6 million in the same period of 2020) with shareholders.

During the first nine months of 2021, the Corporation received an amount of $1.8 million, which is included as a reduction in employee costs ($1.8 million in the same period of 2020), and incurred management fees of $1.7 million ($1.7 million in the same period of 2020) with shareholders.

Financial instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, contract assets, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, lease liabilities and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments: (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency; and (ii) to achieve a targeted balance of fixed- and floating-rate debts. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of September 30, 2021 and December 31, 2020 are as follows:

Table 6

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	September 30, 2021		December 31, 2020
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(6,239.8)	$(6,447.2)	$(5,740.5)	$(6,169.2)
Derivative financial instruments
Foreign exchange forward contracts	1.2	1.2	(8.0)	(8.0)
Cross-currency swaps	388.4	388.4	605.1	605.1

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated based on discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or the Corporation.

Gains and losses on valuation and translation of financial instruments for the third quarters and first nine months of 2021 and 2020 are summarized in Table 7.

19

Table 7

(Gain) loss on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020

(Gain) loss on the ineffective portion of fair value hedges	$(0.2)	$0.8	$0.3	$0.3
Loss on the effective portion of cash flow hedges	-	-	0.1	0.2
	$(0.2)	$0.8	$0.4	$0.5

Gains on cash flow hedges of $15.7 million and $11.5 million were recorded under “Other comprehensive income” in the third quarter and first nine months of 2021 respectively ($25.0 million loss and $18.9 million gain in the third quarter and first nine months of 2020).

Contingencies and legal disputes

In the context of disputes between the Corporation and a competitor, legal proceedings have been initiated by the Corporation and against the Corporation. At this stage of the proceedings, management of the Corporation is of the opinion that the outcome is not expected to have a material adverse effect on the Corporation’s results or on its financial position.

Non-IFRS financial measures

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted EBITDA, cash flows from operations and free cash flows from continuing operating activities are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, restructuring of operations and other items, loss on debt refinancing, income tax, and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor, uses adjusted EBITDA in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating the Corporation’s consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of Quebecor Media and its business segments.

Adjusted EBITDA is also relevant because it is a component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 8 provides a reconciliation of adjusted EBITDA to net income as disclosed in Quebecor Media’s condensed consolidated financial statements.

20

Table 8

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended Sept. 30		Nine months ended Sept. 30
	2021	2020	2021	2020

Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$476.8	$483.6	$1,409.2	$1,382.7
Media	36.6	24.9	54.6	36.6
Sports and Entertainment	11.0	7.6	16.2	6.6
Head Office	(4.1)	(0.5)	(4.7)	1.7
	520.3	515.6	1,475.3	1,427.6
Depreciation and amortization	(194.6)	(196.0)	(586.9)	(590.3)
Financial expenses	(81.9)	(66.3)	(248.3)	(211.0)
Gain (loss) on valuation and translation of financial instruments	0.2	(0.8)	(0.4)	(0.5)
Restructuring of operations and other items	(12.4)	(18.9)	3.7	(33.1)
Loss on debt refinancing	−	−	(80.9)	−
Income taxes	(57.5)	(60.6)	(139.9)	(153.4)
Income from discontinued operations	−	−	−	33.8
Net income	$174.1	$173.0	$422.6	$473.1

21

Cash flows from operations and free cash flows from continuing operating activities

Cash flows from operations

Cash flows from operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding licence acquisitions and renewals). Cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate the cash flows generated by the operations of all of its segments, on a consolidated basis, in addition to the operating cash flows generated by each segment. Cash flows from operations is also relevant because it is a component of the Corporation’s annual incentive compensation programs. The Corporation’s definition of cash flows from operations may not be identical to similarly titled measures reported by other companies.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities represents cash flows provided by continuing operating activities calculated in accordance with IFRS, less cash flows used for additions to property, plant and equipment and to intangible assets (excluding expenditures related to licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents available funds for business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Tables 9 and 10 provide a reconciliation of cash flows from operations and free cash flows from continuing operating activities to cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

22

Table 9

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended Sept. 30		Nine months ended Sept. 30
	2021	2020	2021	2020
Adjusted EBITDA (negative adjusted EBITDA)
Telecommunications	$476.8	$483.6	$1,409.2	$1,382.7
Media	36.6	24.9	54.6	36.6
Sports and Entertainment	11.0	7.6	16.2	6.6
Head Office	(4.1)	(0.5)	(4.7)	1.7
	520.3	515.6	1,475.3	1,427.6
Minus
Additions to property, plant and equipment:[1]
Telecommunications	(103.5)	(115.7)	(316.5)	(298.2)
Media	(6.4)	(3.2)	(10.6)	(6.7)
Sports and Entertainment	(0.3)	(0.1)	(0.4)	(0.2)
Head Office	(0.2)	(0.2)	(0.4)	(0.5)
	(110.4)	(119.2)	(327.9)	(305.6)
Additions to intangible assets:[2]
Telecommunications	(36.0)	(42.0)	(112.4)	(133.3)
Media	(5.9)	(4.7)	(17.0)	(16.5)
Sports and Entertainment	(0.7)	(0.8)	(2.2)	(2.3)
Head Office	(1.3)	−	(2.2)	(0.1)
	(43.9)	(47.5)	(133.8)	(152.2)
Cash flows from operations
Telecommunications	337.3	325.9	980.3	951.2
Media	24.3	17.0	27.0	13.4
Sports and Entertainment	10.0	6.7	13.6	4.1
Head Office	(5.6)	(0.7)	(7.3)	1.1
	$366.0	$348.9	$1,013.6	$969.8

[1] Reconciliation to cash flows used for additions to property, plant and equipment as per condensed consolidated financial statements:	Three months ended Sept. 30		Nine months ended Sept. 30
	2021	2020	2021	2020
Additions to property, plant and equipment	$ (110.4)	$ (119.2)	$ (327.9)	$ (305.6)
Net variance in current non-cash items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	(9.8)	(18.3)	(8.6)	(18.4)
Cash flows used for additions to property, plant and equipment	$ (120.2)	$ (137.5)	$ (336.5)	$ (324.0)

[2] Reconciliation to cash flows used for additions to intangible assets as per condensed consolidated financial statements:	Three months ended Sept. 30		Nine months ended Sept. 30
	2021	2020	2021	2020
Additions to intangible assets	$ (43.9)	$ (47.5)	$ (133.8)	$ (152.2)
Net variance in current non-cash items related to additions to intangible assets (excluding government credits receivable for major capital projects)	6.5	13.2	(12.8)	(32.9)
Cash flows used for licence deposit	(166.0)	−	(166.0)	−
Cash flows used for additions to intangible assets	$ (203.4)	$ (34.3)	$ (312.6)	$ (185.1)

23

Table 10

Free cash flows from continuing operating activities and cash flows provided by continuing operating activities reported in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended Sept. 30		Nine months ended Sept. 30
	2021	2020	2021	2020

Cash flows from operations from Table 9	$366.0	$348.9	$1,013.6	$969.8
Plus (minus)
Cash portion of financial expenses	(80.1)	(64.3)	(242.1)	(205.0)
Cash portion related to restructuring of operations and other items	(12.4)	(11.8)	(14.5)	(26.2)
Current income taxes	(63.4)	(60.7)	(191.2)	(181.0)
Other	3.5	1.3	5.9	3.9
Net change in non-cash balances related to operating activities	1.8	(14.6)	(167.8)	87.8
Net change in current non-cash items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	(9.8)	(18.3)	(8.6)	(18.4)
Net change in current non-cash items related to additions to intangible assets (excluding government credits receivable for major capital projects)	6.5	13.2	(12.8)	(32.9)
Free cash flows from continuing operating activities	212.1	193.7	382.5	598.0
Plus (minus)
Cash flows used for additions to property, plant and equipment	120.2	137.5	336.5	324.0
Cash flows used for additions to intangible assets (excluding expenditures related to licence acquisitions and renewals)	37.4	34.3	146.6	185.1
Proceeds from disposal of assets	(3.1)	(1.4)	(6.2)	(3.6)
Cash flows provided by continuing operating activities	$366.6	$364.1	$859.4	$1,103.5

24

Key performance indicators

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the Internet access, television and OTT services, and subscriber connections to the mobile and wireline telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average billing per unit

The Corporation uses ABPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

Mobile ABPU is calculated by dividing the average subscription billing for mobile telephony services by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ABPU is calculated by dividing the combined average subscription billing for Internet access, television, OTT, mobile and wireline telephony services by the total average number of RGUs from Internet access, television, mobile and wireline telephony services during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

25

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates, as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” or “seek,” or the negatives of those terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its segments or businesses, and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Quebecor Media’s ability to continue successfully developing its network and the facilities that support its mobile services;

•	general economic, financial or market conditions and variations in the businesses of local, regional and national advertisers in Quebecor Media’s newspapers, television outlets and other media properties;

•	the intensity of competitive activity in the industries in which Quebecor Media operates;

•	fragmentation of the media landscape;

•	new technologies that might change consumer behaviour with respect to Quebecor Media’s product suites;

•	unanticipated higher capital spending required for developing Quebecor Media’s network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Quebecor Media’s business;

•	Quebecor Media’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•	disruptions to the network through which Quebecor Media provides its television, Internet access, mobile and wireline telephony and OTT services, and its ability to protect such services against piracy, unauthorized access and other security breaches;

•	labour disputes or strikes;

•	service interruptions resulting from equipment breakdown, network failure, the threat of natural disasters, epidemics, pandemics and other public health crisis, including the COVID-19 pandemic, and political instability in some countries;

•	impact of emergency measures implemented by various levels of government;

•	changes in Quebecor Media’s ability to obtain services and equipment critical to its operations;

•	changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Quebecor Media’s licences or markets, or in an increase in competition, compliance costs or capital expenditures;

•	Quebecor Media’s ability to successfully develop its Sports and Entertainment segment and other expanding lines of business in its other segments;

•	Quebecor Media’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•	interest rate fluctuations that could affect a portion of Quebecor Media’s interest payment requirements on long-term debt.

26

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission.

27

Condensed consolidated financial statements of

QUEBECOR MEDIA INC.

Three-month periods ended September 30, 2021 and 2020

QUEBECOR MEDIA INC.
CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars)		Three months ended		Nine months ended
(unaudited)		September 30		September 30
	Note	2021	2020	2021	2020

Revenues	2	$1,148.2	$1,111.7	$3,370.5	$3,171.0

Employee costs	3	172.2	155.0	518.1	470.8
Purchase of goods and services	3	455.7	441.1	1,377.1	1,272.6
Depreciation and amortization		194.6	196.0	586.9	590.3
Financial expenses	4	81.9	66.3	248.3	211.0
(Gain) loss on valuation and translation of financial instruments		(0.2)	0.8	0.4	0.5
Restructuring of operations and other items	5	12.4	18.9	(3.7)	33.1
Loss on debt refinancing	9	-	-	80.9	-
Income before income taxes		231.6	233.6	562.5	592.7

Income taxes (recovery):
Current		63.4	60.7	191.2	181.0
Deferred		(5.9)	(0.1)	(51.3)	(27.6)

		57.5	60.6	139.9	153.4

Income from continuing operations		174.1	173.0	422.6	439.3

Income from discontinued operations	15	-	-	-	33.8

Net income		$174.1	$173.0	$422.6	$473.1

Income from continuing operations attributable to
Shareholders		$168.0	$170.4	$416.6	$437.8
Non-controlling interests		6.1	2.6	6.0	1.5

Net income attributable to
Shareholders		$168.0	$170.4	$416.6	$471.6
Non-controlling interests		6.1	2.6	6.0	1.5

See accompanying notes to condensed consolidated financial statements.

1

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)		Three months ended		Nine months ended
(unaudited)		September 30		September 30
	Note	2021	2020	2021	2020

Income from continuing operations		$174.1	$173.0	$422.6	$439.3

Other comprehensive income (loss) from continuing operations:

Items that may be reclassified to income:
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments		15.7	(25.0)	11.5	18.9
Deferred income taxes		(3.8)	6.1	1.0	(2.5)

Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain (loss)	12	27.5	(25.0)	202.0	(87.0)
Deferred income taxes		(7.3)	6.6	(53.7)	22.6

Equity investment:
Gain on revaluation of an equity investment		2.4	-	2.4	-
Deferred income taxes		(0.3)	-	(0.3)	-

Reclassification to income:	9
Gain related to cash flow hedges		-	-	(1.0)	-
Deferred income taxes		-	-	0.6	-
		34.2	(37.3)	162.5	(48.0)

Comprehensive income from continuing operations		208.3	135.7	585.1	391.3

Income from discontinued operations	15	-	-	-	33.8

Comprehensive income		$208.3	$135.7	$585.1	$425.1

Comprehensive income (loss) from continuing operations attributable to
Shareholders		$200.3	$134.3	$568.8	$394.5
Non-controlling interests		8.0	1.4	16.3	(3.2)

Comprehensive income (loss) attributable to
Shareholders		$200.3	$134.3	$568.8	$428.3
Non-controlling interests		8.0	1.4	16.3	(3.2)

See accompanying notes to condensed consolidated financial statements.

2

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION

(in millions of Canadian dollars)

(unaudited)

	Three months ended September 30, 2021

			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total

Revenues	$939.5	$190.6	$49.1	$(31.0)	$1,148.2

Employee costs	103.8	53.7	8.4	6.3	172.2
Purchase of goods and services	358.9	100.3	29.7	(33.2)	455.7
Adjusted EBITDA[1]	476.8	36.6	11.0	(4.1)	520.3

Depreciation and amortization					194.6
Financial expenses					81.9
Gain on valuation and translation of financial instruments					(0.2)
Restructuring of operations and other items					12.4
Income before income taxes					$231.6

Cash flows used for:
Additions to property, plant and equipment	$114.8	$4.9	$0.3	$0.2	$120.2
Additions to intangible assets	197.3	4.2	0.7	1.2	203.4

	Three months ended September 30, 2020

			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total

Revenues	$937.9	$157.2	$48.5	$(31.9)	$1,111.7

Employee costs	101.4	38.6	7.5	7.5	155.0
Purchase of goods and services	352.9	93.7	33.4	(38.9)	441.1
Adjusted EBITDA[1]	483.6	24.9	7.6	(0.5)	515.6

Depreciation and amortization					196.0
Financial expenses					66.3
Loss on valuation and translation of financial instruments					0.8
Restructuring of operations and other items					18.9
Income before income taxes					$233.6

Cash flows used for:
Additions to property, plant and equipment	$133.9	$3.4	$0.1	$0.1	$137.5
Additions to intangible assets	29.6	3.9	0.8	-	34.3

3

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars)

(unaudited)

	Nine months ended September 30, 2021

			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total

Revenues	$2,781.9	$563.6	$113.8	$(88.8)	$3,370.5

Employee costs	310.0	164.7	23.0	20.4	518.1
Purchase of goods and services	1,062.7	344.3	74.6	(104.5)	1,377.1
Adjusted EBITDA[1]	1,409.2	54.6	16.2	(4.7)	1,475.3

Depreciation and amortization					586.9
Financial expenses					248.3
Loss on valuation and translation of financial instruments					0.4
Restructuring of operations and other items					(3.7)
Loss on debt refinancing					80.9
Income before income taxes					$562.5

Cash flows used for:
Additions to property, plant and equipment	$323.7	$12.0	$0.4	$0.4	$336.5
Additions to intangible assets	290.7	17.4	2.2	2.3	312.6

	Nine months ended September 30, 2020

			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total

Revenues	$2,681.7	$464.7	$109.2	$(84.6)	$3,171.0

Employee costs	305.0	124.5	21.6	19.7	470.8
Purchase of goods and services	994.0	303.6	81.0	(106.0)	1,272.6
Adjusted EBITDA[1]	1,382.7	36.6	6.6	1.7	1,427.6

Depreciation and amortization					590.3
Financial expenses					211.0
Loss on valuation and translation of financial instruments					0.5
Restructuring of operations and other items					33.1
Income before income taxes					$592.7

Cash flows used for:
Additions to property, plant and equipment	$312.3	$11.2	$0.2	$0.3	$324.0
Additions to intangible assets	165.7	17.0	2.3	0.1	185.1

[1]	The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring of operations and other items, loss on debt refinancing, income taxes and income from discontinued operations.

See accompanying notes to condensed consolidated financial statements.

4

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders				Equity
				Accumulated	attributable
				other com-	to non-
	Capital	Contributed		prehensive	controlling	Total
	stock	surplus	Deficit	(loss) income	interests	equity
	(note 10)			(note 12)

Balance as of December 31, 2019	$3,019.7	$1.3	$(1,026.0)	$(61.9)	$94.7	$2,027.8
Net income	-	-	471.6	-	1.5	473.1
Other comprehensive loss	-	-	-	(43.3)	(4.7)	(48.0)
Dividends	-	-	(75.0)	-	(0.2)	(75.2)
Balance as of September 30, 2020	3,019.7	1.3	(629.4)	(105.2)	91.3	2,377.7
Net income	-	-	169.4	-	8.7	178.1
Other comprehensive (loss) income	-	-	-	(25.9)	1.6	(24.3)
Dividends	-	-	(115.0)	-	-	(115.0)
Reduction of paid-up capital	(1,729.1)	733.0	-	-	-	(996.1)
Balance as of December 31, 2020	1,290.6	734.3	(575.0)	(131.1)	101.6	1,420.4
Net income	-	-	416.6	-	6.0	422.6
Other comprehensive income	-	-	-	152.2	10.3	162.5
Dividends	-	-	(465.0)	-	(0.1)	(465.1)
Balance as of September 30, 2021	$1,290.6	$734.3	$(623.4)	$21.1	$117.8	$1,540.4

See accompanying notes to condensed consolidated financial statements.

5

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)		Three months ended		Nine months ended
(unaudited)		September 30		September 30
	Note	2021	2020	2021	2020

Cash flows related to operating activities
Income from continuing operations		$174.1	$173.0	$422.6	$439.3
Adjustments for:
Depreciation of property, plant and equipment		142.5	149.1	433.7	454.0
Amortization of intangible assets		40.8	36.9	120.3	107.2
Amortization of right-of-use assets		11.3	10.0	32.9	29.1
(Gain) loss on valuation and translation of financial instruments		(0.2)	0.8	0.4	0.5
Gain on disposal of other assets	5	-	(0.2)	(19.0)	(0.4)
Impairment of assets	5	-	7.3	0.8	7.3
Loss on debt refinancing	9	-	-	80.9	-
Amortization of financing costs	4	1.8	2.0	6.2	6.0
Deferred income taxes		(5.9)	(0.1)	(51.3)	(27.6)
Other		0.4	(0.1)	(0.3)	0.3
		364.8	378.7	1,027.2	1,015.7
Net change in non-cash balances related to operating activities		1.8	(14.6)	(167.8)	87.8
Cash flows provided by continuing operating activities		366.6	364.1	859.4	1,103.5
Cash flows related to investing activities
Business acquisitions		0.8	-	(21.0)	(10.8)
Additions to property, plant and equipment	6	(120.2)	(137.5)	(336.5)	(324.0)
Additions to intangible assets	7	(203.4)	(34.3)	(312.6)	(185.1)
Proceeds from disposal of assets		3.1	1.4	6.2	3.6
Loans to the parent corporation	8	-	(99.0)	-	(285.0)
Other		(0.1)	(48.6)	(7.8)	(50.0)
Cash flows used in continuing investing activities		(319.8)	(318.0)	(671.7)	(851.3)
Cash flows related to financing activities
Net change in bank indebtedness		-	(5.4)	3.9	(13.6)
Net change under revolving facilities		(16.1)	10.4	6.7	(113.9)
Net change in advance from the parent corporation		15.5	-	37.1	-
Issuance of long-term debt, net of financing costs	9	-	-	1,986.8	-
Repayment of long-term debt	9	(1,564.0)	-	(1,564.0)	-
Repayment of lease liabilities		(11.1)	(11.4)	(33.5)	(33.3)
Settlement of hedging contracts	9	185.2	-	184.4	(0.8)
Dividends		(175.0)	(25.0)	(465.0)	(75.0)
Dividends paid to non-controlling interests		-	-	(0.1)	(0.2)
Cash flows (used in) provided by continuing financing activities		(1,565.5)	(31.4)	156.3	(236.8)

Cash flows (used in) provided by continuing operations		(1,518.7)	14.7	344.0	15.4

Cash flows provided by discontinued operations	15	-	-	-	7.8

Cash and cash equivalents at beginning of period		2,000.0	22.5	137.3	14.0
Cash and cash equivalents at end of period		$481.3	$37.2	$481.3	$37.2

Cash and cash equivalents consist of
Cash		$480.2	$36.0	$480.2	$36.0
Cash equivalents		1.1	1.2	1.1	1.2
		$481.3	$37.2	$481.3	$37.2

Interest and taxes reflected as operating activities
Cash interest payments		$48.9	$38.1	$201.8	$192.8
Cash income tax payments (net of refunds)		58.0	70.8	225.1	92.8

See accompanying notes to condensed consolidated financial statements.

6

QUEBECOR MEDIA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)
(unaudited)		September 30	December 31
	Note	2021	2020

Assets

Current assets
Cash and cash equivalents		$481.3	$137.3
Restricted cash	6	202.3	-
Accounts receivable		700.6	563.4
Contract assets		153.3	174.9
Income taxes		6.5	4.0
Inventories		312.9	250.7
Other current assets		133.5	112.9
		1,990.4	1,243.2

Non-current assets
Property, plant and equipment		3,059.1	3,153.0
Intangible assets	7	1,643.8	1,466.7
Goodwill		2,718.5	2,714.0
Right-of-use assets		166.8	161.1
Derivative financial instruments		406.3	625.5
Deferred income taxes		42.5	48.3
Other assets		485.2	432.1
		8,522.2	8,600.7
Total assets		$10,512.6	$9,843.9

Liabilities and equity

Current liabilities
Bank indebtedness		$5.6	$1.7
Advance from the parent corporation		54.0	16.9
Accounts payable, accrued charges and provisions		881.8	867.4
Deferred revenue		301.7	307.5
Deferred subsidies	6	202.3	-
Income taxes		38.1	70.0
Current portion of long-term debt	9	33.8	27.1
Current portion of lease liabilities		39.4	37.2
		1,556.7	1,327.8

Non-current liabilities
Long-term debt	9	6,178.1	5,700.5
Derivative financial instruments		16.7	28.4
Lease liabilities		169.9	166.0
Deferred income taxes		804.2	808.1
Other liabilities		246.6	392.7
		7,415.5	7,095.7

Equity
Capital stock	10	1,290.6	1,290.6
Contributed surplus		734.3	734.3
Deficit		(623.4)	(575.0)
Accumulated other comprehensive income (loss)	12	21.1	(131.1)
Equity attributable to shareholders		1,422.6	1,318.8
Non-controlling interests		117.8	101.6
		1,540.4	1,420.4
Contingencies	14

Total liabilities and equity		$10,512.6	$9,843.9

See accompanying notes to condensed consolidated financial statements.

7

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements

For the three-month and nine-month periods ended September 30, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and is a wholly owned subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”). Unless the context otherwise requires, Quebecor Media or the Corporation refers to Quebecor Media Inc. and its subsidiaries. The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation operates, through its subsidiaries, in the following industry segments: Telecommunications, Media, and Sports and Entertainment. The Telecommunications segment offers Internet access, television distribution, mobile and wireline telephony, business solutions and over-the-top video services in Canada. The operations of the Media segment in Québec include the operation of an over-the-air television network and specialty television services, the operation of soundstage and equipment leasing and post-production services for the film and television industries, the printing, publishing and distribution of daily newspapers, the operation of news and entertainment digital platforms and a music streaming service, the publishing and distribution of magazines, the production and distribution of audiovisual content, and the operation of an out-of-home advertising business. The activities of the Sports and Entertainment segment in Québec encompass the operation and management of the Videotron Centre in Québec City, show production, sporting and cultural events management, the publishing and distribution of books, the distribution and production of music, and the operation of two Quebec Major Junior Hockey League teams.

COVID-19 pandemic

The COVID-19 pandemic has had a significant impact on the economic environment in Canada and around the world. In order to limit the spread of the virus, the Québec government has imposed a number of restrictions and special preventive measures since the beginning of this health crisis, including the suspension of some business activities. The Québec government has gradually implemented a new reopening plan since May 2021 and has imposed the use of a vaccination passport starting September 1, 2021, required to be admitted to certain locations or to participate in certain non-essential activities. Since March 2020, this health crisis has curtailed the operations of many of Quebecor Media’s business partners and has led to a significant slowdown in some of the Corporation’s segments. Among other impacts, the restrictions and preventive measures imposed by the Québec government caused a reduction in volume at Videotron Ltd.’s (“Videotron”) retail outlets; a reduction in advertising revenues, a decrease in sports events broadcast by the TVA Sports specialty channel in 2020 and a reduction in film and audiovisual content activity in the Media segment; and the cancellation of most shows and events in the Sports and Entertainment segment. Despite the constraints created by this pandemic, Quebecor Media has provided essential telecommunications and news services during this health crisis, while safeguarding the health and safety of the public and its employees. Due to the decrease in their revenues, most of the business units in the Media segment and Sports and Entertainment segment have qualified for the Canadian Emergency Wage Subsidy and subsidies totalling $9.4 million were recorded in the nine-month period ended September 30, 2021, as a reduction in employee costs ($14.4 million and $43.9 million in the respective three-month and nine-month periods ended September 30, 2020). Given the uncertainty about the future evolution of the pandemic, including any new major wave, the full impact of the health crisis cannot be determined with certainty.

8

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month and nine-month periods ended September 30, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2020 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these condensed consolidated financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Quebecor Media on November 3, 2021.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2021.

2.	REVENUES

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020

Telecommunications:
Internet	$301.4	$285.5	$899.8	$839.1
Television	207.8	222.7	632.3	683.6
Mobile telephony	181.8	168.4	527.1	488.3
Wireline telephony	79.4	85.4	240.8	255.1
Mobile equipment sales	72.0	80.2	195.5	179.8
Wireline equipment sales	51.3	50.3	148.2	100.7
Other	45.8	45.4	138.2	135.1
Media:
Advertising	75.9	66.9	250.4	198.8
Subscription	51.8	49.9	152.0	149.6
Other	62.9	40.4	161.2	116.3
Sports and Entertainment	49.1	48.5	113.8	109.2
Inter-segments	(31.0)	(31.9)	(88.8)	(84.6)
	$1,148.2	$1,111.7	$3,370.5	$3,171.0

9

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month and nine-month periods ended September 30, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

3.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020

Employee costs	$211.4	$200.9	$655.1	$620.6
Less employee costs capitalized to property, plant and equipment and intangible assets	(39.2)	(45.9)	(137.0)	(149.8)
	172.2	155.0	518.1	470.8
Purchase of goods and services:
Royalties, rights and creation costs[1]	171.1	158.0	548.9	495.2
Cost of products sold	130.0	143.5	362.2	331.5
Service contracts	46.8	54.1	151.1	141.2
Marketing, circulation and distribution expenses	20.4	20.8	60.9	54.1
Other	87.4	64.7	254.0	250.6
	455.7	441.1	1,377.1	1,272.6
	$627.9	$596.1	$1,895.2	$1,743.4

[1]	In 2021, the Corporation reviewed the allocation of the value of the rights attached to the various components of its contract for the National Hockey League (“NHL”) games to better reflect the economic benefits arising from them. In addition, the beginning of the 2020/2021 season was postponed from 2020 to 2021 and the season was also shortened. These changes had the effect of altering the timing of recognition in income of the NHL content rights. The cost of NHL rights therefore has increased by $13.3 million for the nine-month period ended September 30, 2021 as compared to 2020.

4.	FINANCIAL EXPENSES

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020

Interest on long-term debt	$73.1	$73.8	$231.5	$222.6
Amortization of financing costs	1.8	2.0	6.2	6.0
Interest on lease liabilities	2.6	2.5	7.9	7.4
Interest on net defined benefit liability	2.2	1.8	6.4	5.5
Loss (gain) on foreign currency translation on short-term monetary items	2.7	(1.6)	(0.7)	1.4
Interest from the parent corporation	–	(12.2)	–	(32.8)
Other	(0.5)	–	(3.0)	0.9
	$81.9	$66.3	$248.3	$211.0

10

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month and nine-month periods ended September 30, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

5.	RESTRUCTURING OF OPERATIONS AND OTHER ITEMS

During the respective three-month and nine-month periods ended September 30, 2021, charges of $12.4 million and $17.8 million were recorded in connection with cost reduction initiatives in the Corporation’s various segments ($11.8 million and $26.2 million in 2020), while an impairment charge on assets of $0.8 million was also recorded in the nine-month period ended September 30, 2021 ($7.3 million in the three-month and nine-month periods ended September 30, 2020).

On April 1, 2021, Alithya Group Inc. (“Alithya”), a strategy and digital transformation leader, acquired the firm R3D Conseil inc., of which Quebecor was one of the main shareholders. As a result of this transaction, the Corporation now holds 11.9% of Alithya’s share capital and 6.7% of voting rights related to the issued and outstanding shares of Alithya, and a corresponding gain on disposal of $19.6 million was recorded in the second quarter of 2021. This transaction also included purchase commitments from Quebecor for Alithya’s services totalling approximately $360.0 million as part of a 10-year commercial agreement.

In addition, during the nine-month period ended September 30, 2021, the Corporation also recorded a gain related to other items of $2.7 million ($0.2 million and $0.4 million in the respective three-month and nine-month periods ended September 30, 2020).

6.	RESTRICTED CASH AND DEFERRED SUBSIDIES

On March 22, 2021, Videotron and the Québec government, jointly with the Canadian Government, signed agreements to support the achievement of the government’s targets for the roll-out of high-speed Internet services in various regions of Québec. Under these agreements, Videotron will extend its high-speed Internet network to connect approximately 37,000 additional households and the government has committed to provide financial assistance in the amount of approximately $258.0 million, which will be fully invested in Videotron’s network extension. In accordance with the terms of the agreements, an amount of $216.2 million received in advance from the government in March 2021 was classified as restricted cash with a corresponding amount recorded as deferred subsidies in the consolidated balance sheet. During the respective three-month and nine-month periods ended September 30, 2021, $4.0 million and $13.9 million of these deferred subsidies were recognized in reduction of the additions to property, plant and equipment, upon the realization of the required investments.

7.	SPECTRUM LICENCES

On July 29, 2021, Quebecor announced an investment of nearly $830.0 million in the acquisition by Videotron of 294 blocks of spectrum in the 3500 MHz band across the country. More than half of the investment is concentrated in four Canadian provinces outside Québec: southern and eastern Ontario, Manitoba, Alberta and British Columbia. Videotron made an initial deposit of $166.0 million in the third quarter of 2021 for the acquisition of these spectrum licences. Innovation, Science and Economic Development Canada (“ISED”) had initially set October 4, 2021 as the date for payment of the balance. However, delivery of the licenses has been postponed to give ISED time to conduct technical consultations with respect to the 3500 MHz band. ISED has not yet determined the date on which the spectrum licences will be issued and delivered as well as the date the final payment of $664.0 million will become due.

In late August 2021, two competitors launched legal proceedings in Federal Court contesting the awarding of licences in the 3500 MHZ band in Western Canada to Videotron. These cases are currently before the Court. On October 22, 2021, the Federal Court dismissed an application for an interlocutory injunction filed by a competitor to halt the granting of spectrum licences in Western Canada.

11

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month and nine-month periods ended September 30, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

8.	LOANS TO THE PARENT CORPORATION

During the nine-month period ended September 30, 2020, Quebecor made drawdowns of $123.0 million on the September 13, 2019 loan agreement, drawdowns of $150.0 million on the June 19, 2020 loan agreement and a drawdown of $12.0 million on the September 18, 2020 loan agreement with Quebecor Media. All loans were fully reimbursed on November 30, 2020.

9.	LONG-TERM DEBT

Components of long-term debt are as follows:

	September 30, 2021	December 31, 2020

Total long-term debt	$6,239.8	$5,740.5
Change in fair value related to hedged interest rate risk	11.7	16.8
Financing costs, net of amortization	(39.6)	(29.7)
	6,211.9	5,727.6
Less current portion	(33.8)	(27.1)
	$6,178.1	$5,700.5

On January 22, 2021, Videotron issued $650.0 million aggregate principal amount of Senior Notes bearing interest at 3.125% and maturing on January 15, 2031, for net proceeds of $644.0 million, net of financing costs of $6.0 million. The Senior Notes are unsecured and contain certain restrictions, including limitations on Videotron’s ability to incur additional indebtedness, pay dividends and make other distributions. The Notes are guaranteed by specific subsidiaries of Videotron and are redeemable at the option of Videotron, in whole or in part, at a price based on a make-whole formula during the first five years of the term of the Notes and at a decreasing premium thereafter.

On June 3, 2021, Quebecor Media issued a redemption notice for its Senior Notes in aggregate principal amount of $500.0 million, bearing interest at 6.625% and due January 15, 2023, at a redemption price of 107.934% of their principal amount. Videotron also issued a redemption notice for its Senior Notes in aggregate principal amount of US$800.0 million, bearing interest at 5.000% and due July 15, 2022, at a redemption price of 104.002% of their principal amount. As a result, a net loss of $80.9 million was recorded in the consolidated statement of income in the second quarter of 2021, including a gain of $1.0 million previously recorded in other comprehensive income. In July 2021, the Senior Notes were redeemed and the related hedging contracts were unwound, for a total cash consideration of $1,377.9 million, including the early redemption premium.

On June 17, 2021, Videotron issued $750.0 million aggregate principal amount of Senior Notes bearing interest at 3.625% and maturing on June 15, 2028, for net proceeds of $743.2 million, net of financing costs of $6.8 million. Videotron also issued US$500.0 million aggregate principal amount of Senior Notes bearing interest at 3.625% and maturing on June 15, 2029, for net proceeds of $599.6 million, net of financing costs of $5.8 million. The Senior Notes are unsecured and contain certain restrictions, including limitations on Videotron’s ability to incur additional indebtedness, pay dividends and make other distributions. The Notes are guaranteed by specific subsidiaries of Videotron and are redeemable at the option of Videotron, in whole or in part, at a price based on a make-whole formula during the first three years of the term of the Notes and at a decreasing premium thereafter. Videotron has fully hedged the foreign currency risk associated with the new Senior Notes denominated in U.S. dollars by using cross-currency swaps.

12

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month and nine-month periods ended September 30, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.	LONG-TERM DEBT (continued)

As of September 30, 2021, the carrying value of long-term debt denominated in U.S. dollars, excluding financing costs, was $3,242.7 million ($3,655.1 million as of December 31, 2020) while the net fair value of related hedging derivative instruments was in an asset position of $388.4 million ($605.1 million as of December 31, 2020).

10.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are determined by the Board of Directors prior to each issue:

•	An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•	An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend, generally equivalent to the Corporation’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Corporation;

•	An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•	An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.0% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•	An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•	An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Corporation.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2020 and September 30, 2021	79,377,062	$1,290.6

13

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month and nine-month periods ended September 30, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.	STOCK-BASED COMPENSATION PLANS

Stock option plans

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation and its subsidiaries participate, for the nine-month period ended September 30, 2021:

	Outstanding options
	Number	Weighted average exercise price

Quebecor
As of December 31, 2020	3,455,959	$30.54
Granted	50,000	31.49
Cancelled	(675,316)	30.44
As of September 30, 2021	2,830,643	$30.58
Vested options as of September 30, 2021	–	$–

Quebecor Media
As of December 31, 2020	47,950	$65.96
Exercised	(47,950)	65.96
As of September 30, 2021	–	$–

TVA Group Inc.
As of December 31, 2020	795,000	$2.06
Cancelled	(105,497)	2.43
As of September 30, 2021	689,503	$2.00
Vested options as of September 30, 2021	25,000	$6.85

During the three-month period ended September 30, 2021, 32,650 stock options of Quebecor Media were exercised for a cash consideration of $2.2 million (5,000 stock options for $0.2 million in 2020). During the nine-month period ended September 30, 2021, 47,950 stock options of Quebecor Media were exercised for a cash consideration of $3.2 million (77,500 stock options for $4.5 million in 2020).

Deferred share unit and performance share unit plans

The deferred share unit (“DSU”) is based either on Quebecor Class B Subordinate Voting Shares (“Quebecor Class B Shares”) or on TVA Group Inc. Class B Non-Voting Shares (“TVA Group Class B Shares”). The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. DSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares or TVA Group Class B Shares. As of September 30, 2021, 121,841 DSUs based on Quebecor Class B Shares and 156,206 DSUs based on TVA Group Class B Shares were outstanding under these plans (136,942 and 196,965, respectively, as of December 31, 2020). During the first quarter of 2020, a cash consideration of $4.3 million was paid relating to a performance share unit plan terminated in 2020.

14

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month and nine-month periods ended September 30, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.	STOCK-BASED COMPENSATION PLANS (continued)

Stock-based compensation expense

For the three-month period ended September 30, 2021, a reversal of the charge related to all stock-based compensation plans was recorded in the amount of $1.0 million (a charge of $3.8 million in 2020). For the nine-month period ended September 30, 2021, a charge related to all stock-based compensation plans was recorded in the amount of $0.8 million ($3.4 million in 2020).

12.	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO SHAREHOLDERS

	Cash flow hedges[1]	Defined benefit plans[2]	Equity investment	Total

Balance as of December 31, 2019	$40.3	$(102.2)	$–	$(61.9)
Other comprehensive income (loss)	16.4	(59.7)	–	(43.3)
Balance as of September 30, 2020	56.7	(161.9)	–	(105.2)
Other comprehensive (loss) income	(27.1)	1.2	–	(25.9)
Balance as of December 31, 2020	29.6	(160.7)	–	(131.1)
Other comprehensive income	12.1	138.0	2.1	152.2
Balance as of September 30, 2021	$41.7	$(22.7)	$2.1	$21.1

[1]	No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 7 3/4 year period.

[2]	The re-measurement gain in the consolidated statement of comprehensive income for the nine-month period ended September 30, 2021 is mainly due to an increase in the discount rate since December 31, 2020.

15

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month and nine-month periods ended September 30, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

13.	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair Value Measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its financial instruments:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

The carrying value and fair value of long-term debt and derivative financial instruments as of September 30, 2021 and December 31, 2020 are as follows:

	September 30, 2021		December 31, 2020
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(6,239.8)	$(6,447.2)	$(5,740.5)	$(6,169.2)
Derivative financial instruments
Foreign exchange forward contracts	1.2	1.2	(8.0)	(8.0)
Cross-currency swaps	388.4	388.4	605.1	605.1

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

14.	CONTINGENCIES

In the context of disputes between the Corporation and a competitor, legal proceedings have been initiated by the Corporation and against the Corporation. At this stage of proceedings, management of the Corporation is in the opinion that the outcome is not expected to have a material adverse effect on the Corporation’s results or on its financial position.

On August 15, 2019, the Canadian Radio-television and Telecommunications Commission (“CRTC”) issued an order to finalize the rates, retroactively to March 31, 2016, at which the large cable and telephone companies provide aggregated wholesale access to their high-speed Internet networks. The interim rates in effect since 2016 had been invoiced to resellers and accounted for in the Corporation’s consolidated financial statements on the basis of the effective date of March 31, 2016. The new proposed rates were substantially lower than the interim rates. On May 27, 2021, the CRTC restored, in a final decision, the interim rates that had been in effect since 2016. Accordingly, no adjustments are necessary to the consolidated financial statements.

16

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month and nine-month periods ended September 30, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

15.	DISCONTINUED OPERATIONS

In the second quarter of 2020, a gain of $30.8 million, net of income taxes of $4.7 million, was recorded as certain adjusting conditions to the sale price were achieved in connection to the 4Degrees Colocation Inc. data center operations sold in 2019 by Videotron.

17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Hugues Simard
Chief Financial Officer

Date: November 10, 2021

18